RECEIVED

2004 OCT 18 A 10: 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

04045534

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 07 October 2004
RG
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media release: Givaudan nine months sales 2004.	07.10.2004	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

dlw 10/19

PROCESSED

OCT 19 2004

THOMSON FINANCIAL

Enclosures mentioned

Givaudan SA Legal Affairs 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

Media Release

Givaudan Nine Months Sales 2004

Givaudan maintains above market growth and expects substantially improved full year results

Geneva, Switzerland – 7 October 2004 – From January to September 2004, Givaudan recorded sales of CHF 2065.3 million, growing 4.4% in local currencies and 1.5% in Swiss francs, excluding sales of discontinued fragrance ingredients.

Further progress has been made with the second share buy-back programme to decrease the share capital from 8,000,000 to 7,200,000 shares. Approximately three quarters of the programme, which started 30 June 2003, have now been accomplished.

Barring unforeseen events, Givaudan remains confident in achieving substantially improved results for the full year 2004.

Sales January – September 2004

in million CHF	2004	2003	change in %		change without discontinued ingredients in %	
			in CHF	in local currencies	in CHF	in local currencies
Fragrance Division	827.8	845.2	(2.1)	0.6	2.5	5.3
Flavour Division	1'237.5	1'226.8	0.9	3.8	n.a.	n.a.
Total	**2'065.3**	**2'072.0**	**(0.3)**	**2.5**	**1.5**	**4.4**

Fragrance Division The Fragrance Division recorded nine months sales of CHF 827.8 million. Excluding the impact of discontinued sales of fragrance ingredients, this results in a growth of 5.3% in local currencies and 2.5% in Swiss francs, substantially outperforming the market. The growth has been achieved in a challenging market environment, led primarily by Fine Fragrances and Consumer Products, complemented by a double digit growth in specialty ingredients.

Fine Fragrances continued to show double digit growth, driven by several new launches, foremost in North America and in the specialty retail segment. This reflects a strong performance in an overall flat market.

The **Consumer Products** business unit continued its positive trend of the past three years, outperforming the market. All regions showed good growth in local currencies with a cyclical recovery in Latin America and a regained momentum in Asia.
Household and air care segments showed double digit growth. Fabric care and personal wash remained the largest categories, maintaining a strong momentum.

Givaudan is successfully building a strong position in the **Fragrance Ingredients** *market. In line with its strategy* to focus on proprietary molecules, Givaudan specialties achieved significant double digit growth, while the commodities continued to decline as a percentage of the overall portfolio. Sales of the recently launched specialities Pharaone and Javanol show an encouraging trend.

Flavour Division The Flavour Division recorded nine months sales of CHF 1,237.5 million, growing 3.8% in local currencies and 0.9% in Swiss francs, reflecting above market performance.

Sales in **North America** were up for the first nine months matching the overall divisional performance.

Confectionary showed the strongest growth while Beverages, Savoury and Dairy were impacted by strong comparables from the last year, adverse climatic conditions and weaker consumer demand at retail level. Foodservice continued to show good growth.

Latin America continued to record strong growth as a result of new wins and increased demand from large customers. All major segments and markets contributed to this performance, with particularly strong sales in Mexico and Brazil.

Asia-Pacific regained momentum with all key markets reporting good growth, led by Japan, China and India. Overall good performance was recorded in the three largest business segments; Beverages, Savoury and Confectionery.

Sales in **Europe, Africa and the Middle East (EAME)** were sustained at the previous year's level despite strong comparables and adverse weather conditions in Northern Europe affecting beverage and dairy sales. The savoury business showed positive sales with a strong product pipeline and recent wins in the foodservice segment.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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